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FOR IMMEDIATE RELEASE

CONTACTS:
Media                                          Investors
Rita Srinivasan                                Larry James
65.360.4368                                    1.408.941.1110
ritasrinivasan@charteredsemi.com               jamesl@charteredsemi.com

Maggie Tan                                     Barbara Kalkis
65.360.4705                                    Maestro Public Relations
tanmaggie@charteredsemi.com                    1.408.996.9975
                                               kkalkis@compuserve.com


                CHARTERED SEMICONDUCTOR BREAKS GROUND ON MEGA-FAB
              CUTTING-EDGE TECHNOLOGIES WILL BE MANUFACTURING FOCUS


SINGAPORE -- FEBRUARY 18, 2000 -- Today in a ceremony officiated by Singapore's prime minister, Goh Chok Tong, Chartered Semiconductor Manufacturing (Nasdaq:Chrt, SGX-ST:Chartered) broke ground on a new "green-field" fabrication facility at its main Singapore campus located at Woodlands Industrial Park. The new fab will support the semiconductor industry trend toward outsourcing of the manufacturing function.

The mega-fab, called Fab 7, will be equipped to support advanced manufacturing process technologies starting at 0.15 micron. To speed the time to initial production, Fab 7 is expected to begin providing wafer fabrication services using the well-proven state-of-the-art 8-inch wafers. The construction of Fab 7 is designed to allow Chartered to put in 300mm equipment, depending on customer demand and market trends.

Fab 7 and its manufacturing support building will occupy about 4.3 hectares, or
11.7 acres of land. The buildings are currently sized at 775,000 square feet. The cleanroom production area will be approximately 170,000 square feet, making it one of the largest eight-inch wafer fabrication centers in the world to be built at this point in time.


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The cost of construction and equipment in the new facility is currently estimated at approximately US$2.1 billion. First wafer output at the new facility is expected to occur in mid-2001. The new fab is also likely to employ up to 1,000 engineers, operators and support personnel.

"To support the industry's increasing reliance on external foundry services and our customers' expectations for capacity, we have added four new foundries since the opening of our first fabrication facility in 1989," stated Barry Waite, president and CEO of Chartered. "This new fab will allow us to maintain our level of service and meet the business opportunities that our customers present to us.

"While we have investigated sites around the world for the new fab, we believe that Singapore provides an ideal location," Mr. Waite continued. "By having our fabrication facilities close to one another, we leverage the combined strengths of our resources, knowledge and staff."

According to Joanne Itow, senior analyst at Arizona-based Semico Research Corporation, wafer demand is expected to increase from 6.5 million wafers a year in 1998 to an estimated 21.9 million wafers in 2003, amounting to a compound annual growth rate of 27 percent. Ms. Itow estimates that independent dedicated foundries like Chartered will supply over 60 percent of this demand.

In January, Chartered announced its intention to double manufacturing capacity from approximately 700,000 wafers a year to 1.4 million wafers by the end of 2001. The capacity plan is being implemented in stages that will allow the Company to add capacity on a continuing basis.

The first stage is the completion of Chartered Silicon Partners, or Fab 6, the Company's joint venture with a subsidiary of Agilent Technologies, Inc., a spin-off of Hewlett-Packard Company, and EDB Investments Pte. Ltd. The building was constructed last year and equipment is now being installed and qualified. Volume production is expected to begin in the middle of this year.


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Chartered is also reconfiguring floor space in its existing fabs to provide additional monthly capacity for an estimated 20,000 8-inch-equivalent wafers.

ABOUT CHARTERED

Chartered Semiconductor Manufacturing (Nasdaq:CHRT and SGX-ST:CHARTERED) is one of the world's leading independent foundries providing wafer fabrication services. Guided by the tenets of trust, service, partnership, advanced technology and stability, the Company aims to provide world-class semiconductor foundry services that enable customers to create and deliver market-leading system-level solutions. Chartered operates five fabrication facilities that serve high-growth, technologically advanced applications such as communications and networking. Headquartered in Singapore, Chartered employs approximately 3400 people at its 10 locations in North America, Asia and Europe.

Chartered completed its global initial public offering in October 1999 and is traded in the United States on Nasdaq and in Singapore on the Singapore Exchange Securities Trading Limited (SGX-ST). The Company reported 1999 revenues of US $694.3 million.

For more information, visit the company's website, www.charteredsemi.com.

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements -- including without limitation statements relating to increased capacity, capacity acceleration and the construction and equipping of our new fabrication facility described herein -- reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, changes in the market outlook, customer demands, delays and interruptions in the construction schedule for our new fabrication facility due to the lack of building materials, equipment, manpower and timely regulatory approvals could affect the Company's capacity addition and acceleration plans. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's prospectus dated October 29, 1999. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. ###